SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             PRICE ENTERPRISES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    741444103
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                             Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 378-0879                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####

     2) Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) Not
         (b) Applicable

     3) SEC Use Only

     4) Source of Funds (See Instructions): WC

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          Not Applicable

     6) Citizenship or Place of Organization:


                                  United States
________________________________________________________________________________
Number of                                  7) Sole Voting Power:     1,174,000*
Shares Beneficially                        -------------------------------------
Owned by                                   8) Shared Voting Power:        0
Each Reporting                             -------------------------------------
Person With:                               9) Sole Dispositive Power: 1,174,000*
                                           -------------------------------------
                                          10) Shared Dispositive Power:    0
                                          --------------------------------------



     11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,174,000*

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

     13) Percent of Class Represented by Amount in Row (11): 5.0%*

     14) Type of Reporting Person (See Instructions): IA, IN


* 836,200 shares (3.6%) of Price Enterprises, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 280,900 shares (1.2%) of Price Enterprises, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 56,900 shares (0.2%) of Price Enterprises, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5. Interest in Securities of the Issuer.

     Based upon the information set forth in Price Enterprises, Inc. Quarterly Report on Form 10-Q for the period ended June 8, 1997, as of July 14, 1997 there were issued and outstanding 23,405,529 shares of common stock of Price Enterprises, Inc. As of July 22, 1997, Tyndall Partners, L.P. owned 836,200 of such shares, or 3.6% of those outstanding, Tyndall Institutional Partners, L.P. owned 280,900 of such shares, or 1.2% of those outstanding and Madison Avenue Partners, L.P. owned 56,900 of such shares, or 0.2% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Price Enterprises, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. in shares of common stock of Price Enterprises, Inc. since July 17, 1997, the date on which the most recent filing on Schedule 13-D was completed (all of which were effected in ordinary brokers transactions):

                     A. Tyndall Institutional Partners, L.P.

         Date                     Quantity                               Price

                                 (Purchases)

    July 9, 1997                    5,000                               $22.25
    July 15, 1997                  54,000                               $22.25
    July 21, 1997                   7,100                               $22.31
    July 22, 1997                   2,500                               $22.31
    July 22, 1997                  12,500                               $22.00
    July 22, 1997                   5,000                               $22.13

                                     (Sales)

                                      NONE

                            B. Tyndall Partners, L.P.

         Date                     Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

July 7, 1997                          25,000                            $22.37


                        C. Madison Avenue Partners, L.P.

         Date                     Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                   Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            August 13, 1997


                                         /S/ Jeffrey S. Halis
                                         Jeffrey S. Halis, as a general  partner
                                         of  Halo  Capital  Partners, L.P., the
                                         general  partner  of  each  of  Tyndall
                                         Partners,  L.P., Tyndall  Institutional
                                         Partners,  L.P.   and  Madison   Avenue
                                         Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).